October 24, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Stephen Kim
Theresa Brillant
Brian Fetterolf
Dietrich King

Re:	InterPrivate II Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4 Filed September 26, 2022
File No. 333-266054

Ladies and Gentlemen:

On behalf of our client, InterPrivate II Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated to the Company in the Staff’s letter, dated October 14, 2022. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 of the Company (File No. 333-266054) (the “Registration Statement”) filed on July 8, 2022, as amended by Amendment No. 1 to the Registration Statement filed on August 12, 2022 (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement filed on September 26, 2022 (“Amendment No. 2”). The Registration Statement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed September 26, 2022

The Special Meeting of InterPrivate II Stockholders, page 149

1.

We note your disclosure that “[a]lthough not understood by InterPrivate II to be required by Delaware law, InterPrivate II is also requiring the approval of the Charter Amendment Proposal by the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of the holders of a majority of all then-outstanding shares of Class A Stock entitled to vote thereon at the special meeting, voting separately as a single series.” Please revise to explain the basis for which InterPrivate II does not understand such vote to be required by Delaware law. In addition, please include a new, standalone risk factor disclosing the risks associated with seeking such approval in such manner.

Response: In response to the Staff’s comment, pages 21, 159, 181 and 245 of the Amended Registration Statement have been revised to remove the following disclosure “[a]lthough not understood by InterPrivate II to be required by Delaware law”. As a result, we do not believe disclosure regarding the basis for which InterPrivate II does not understand such vote to be required by Delaware law and the risks associated with seeking such approval in such manner is necessary.

InterPrivate II Acquisition Corp.

October 24, 2022

The Background of the Business Combination, page 158

2.

We note your response to comment 2, as well as your revised disclosure on page 165 that, on December 22, 2021, Getaround initially proposed the reduced pro-forma enterprise valuation of $900 million, and InterPrivate II indicated that such new valuation was “preliminarily acceptable” on December 24, 2021. In connection therewith, please:

•	Revise to clarify, if true, that the parties determined the $900 million valuation prior to receiving the updated business plan that included the projections on December 29, 2021.

•

Revise to provide a more complete discussion of the process by which the parties initially arrived at, and preliminarily agreed to, such valuation. To the extent that the parties relied on qualitative factors, specify and elaborate on such factors and related judgments and how the parties considered them in the context of the valuation. In this regard, while your disclosure indicates that the updated business plan was used to ultimately in-part assess the reasonableness of the valuation, it is not clear how Getaround derived the $900 million valuation or how InterPrivate II initially assessed such valuation prior to receiving the updated business plan.

•

Revise your disclosure to explain how InterPrviate II’s treasury stock enterprise valuation of Getaround, discussed on page 184, fits into the negotiations of the agreed-upon $900 million valuation. In this regard, we note that the background section does not discuss how InterPrivate II derived Getaround’s value to be $900 million through such method, but it appears that such quantitative assessment was used in assessing Getaround’s proposed $900 million valuation.

•

Please revise your discussion of the implied 3.1x and 4.3x multiples to discuss how you arrived at such multiples. In this regard, it appears that you used the 2023 projections data and the $900 million valuation to then arrive at such multiples. Revise to clarify that such multiples are not derived from the comparable company analysis, if true.

•

To the extent that the $900 million valuation was primarily derived and assessed through a qualitative process (as opposed to a quantitative process and assessment), please revise your risk factor discussing the absence of a third-party valuation on page 112 to also highlight the absence of a quantitative valuation of Getaround, and the related risks to shareholders in light of the qualitative process undertaken by the parties. Please make conforming changes in your Questions and Answers section on page 25 and your Reasons section on page 177.

Response: In response to the Staff’s comment, pages 113, 117-118, 169-173, 175, 181-185 and 189-194 of the Amended Registration Statement have been revised accordingly.

Comparable Public Company Analysis, page 180

3.

We note your response to comment 4, as well as your amended disclosure indicating that LionTree assisted with the selection of the comparable companies, advised InterPrivate II which valuation frameworks investors would prioritize, provided valuation analysis in connection with the comparable companies analysis, and prepared materials reviewed by InterPrivate II with respect to the “the multiples of a selected set of comparable companies of the median enterprise value/sales.” Such disclosure indicates that LionTree prepared materials materially related to the transaction and reviewed by InterPrivate II, which would fall within the purview of Item 4(b) of Form S-4. Please provide the information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A with respect to such materials. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4.

InterPrivate II Acquisition Corp.

October 24, 2022

Response: We respectfully advise the Staff that we do not believe the materials prepared by or with the assistance of LionTree constitute a “report, opinion or appraisal materially relating to the transaction” requiring disclosure of the information specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A. LionTree was not engaged to provide any report, opinion or appraisal, and did not deliver a report, opinion or appraisal as specified in Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A in connection with the Company’s board’s consideration of the Business Combination. Rather, the scope of the agreed-upon services to be provided by LionTree was limited to advisory services in connection with the Business Combination.

Due to this limited scope of engagement, the Company’s board of directors did not consider any materials prepared by LionTree to be a report, opinion or appraisal, and LionTree had not undertaken any internal procedures that would have been necessary for it to deliver a report, opinion or appraisal. Rather, the materials were based on information that was publicly available or supplied by the Company or Getaround, were provided to facilitate discussions between the parties and constituted only one source of information, among others, considered by the Company’s board in connection with the Business Combination. As such, the materials did not constitute a report, opinion or appraisal materially related to the transactions. The materials prepared by or with the assistance of LionTree are referred to in the Amended Registration Statement simply to provide stockholders with a full and complete description of the Company’s board’s robust deliberative process and the information and advice received by the Company’s board and not because the Company considers such information to be material.

Based on the foregoing, the Company respectfully submits that no further disclosure is required by Item 4(b) of Form S-4 or Item 1015(b) of Regulation M-A with respect to LionTree.

In light of the Staff’s comment, the Company has revised the disclosures on pages 168-172, 182, 185 and 194 of the Amended Registration Statement to further clarify the advisory nature of LionTree’s services to the Company and to provide further detail regarding the materials prepared by or with the assistance of LionTree.

4.

We note your response to comment 8, as well as your amended disclosure. To provide shareholders with a more complete picture in assessing the comparable company analysis, where you discuss that the “prospective financial information formed the basis for InterPrivate II’s analysis and are subject to the assumptions described in the section titled “— Certain Unaudited Prospective Financial Information of Getaround,” please state that Getaround has determined that such assumptions are no longer accurate, as you do on page 185.

Response: In response to the Staff’s comment, page 192 of the Amended Registration Statement has been revised accordingly.

Material U.S. Federal Income Tax Considerations for Holders of Class A Stock, page 220

5.

We note your response to comment 19, as well as your amended disclosure and your form of exhibit 8 tax opinion. With respect to your disclosure that the “Mergers will not constitute a taxable transaction to holders of Public Shares for U.S. federal income tax purposes,” please revise to also address the intended consequences of the Mergers as a tax-free reorganization within the meaning of Section 368(a) of the Code. If there is uncertainty regarding the tax treatment of the Mergers, counsel may issue a “should” or “more likely than not” opinion with respect to such consequences, to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Last, please revise clause (iii) of paragraph (3) of exhibit 8.1 to exclude InterPrivate II Acquisition Corp. from your assumptions regarding due execution and delivery, as well as requisite corporate authority. Refer to Staff Legal Bulletin No. 19.

Response: We respectfully advise the Staff that the Company continues to believe that it has fully described the material U.S. federal income tax consequences of the Business Combination to the InterPrivate II stockholders, who are the only group of stockholders being solicited pursuant to the proxy statement/prospectus. As disclosed on page 239 of the Amended Registration Statement, which disclosure was included in the prior amendment to the Amended Registration Statement, “[h]olders of Public Shares will not be exchanging their Public Shares in the Mergers. Therefore, the Mergers will not constitute a taxable transaction to holders of Public Shares for U.S. federal income tax purposes, except to the extent discussed below with regard to the potential receipt of [Bonus Shares].” The material U.S. federal income tax consequences of the potential receipt of Bonus Shares are separately discussed on pages 239-240 of the Amended Registration Statement, but whether the Mergers qualify as a tax-free reorganization under Section 368(c) of the Code has no bearing on the tax consequences of the receipt of such Bonus Shares. As such, the consequences of the Mergers qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Code are not material to the InterPrivate II stockholders because, as noted in the Company’s prior response to the Staff’s comment number 33 in its comment letter dated August 5, 2022, “[i]n the event that, contrary to the intent of the parties, the Mergers do not qualify as a ‘reorganization’ under Section 368(a) of the Code, there would be no adverse tax consequence for either the Company or its stockholders since they are not exchanging any securities in the Mergers.”

InterPrivate II Acquisition Corp.

October 24, 2022

We are aware of other precedent proxy statement/prospectus disclosures for deSPAC transactions that address the nature and consequences of the particular transaction qualifying or failing to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. However, these precedent deSPAC transactions (i) involved so-called “double dummy” or “domestication” transactions which involve a merger or other exchange of securities of the SPAC entity and, therefore, the SPAC stockholders receiving merger consideration, or (ii) involved a joint solicitation of the SPAC stockholders and the target company shareholders, in which case such tax consequences disclosure may be material to the target company shareholders. We were unable to find similar tax disclosures with respect to transactions that involved a solicitation of only the SPAC stockholders and with structures similar to the Mergers.

Accordingly, pursuant to Item 601(b)(8) of Regulation S-K, Section III.A.2 of Staff Legal Bulletin No. 19 and Items 3(k) and 4(a)(6) of Form S-4, we respectfully submit that the Amended Registration Statement does not require a tax opinion of counsel supporting the intended tax treatment of the Mergers as a “reorganization” under Section 368(a) of the Code.

In response to the Staff’s comment regarding exhibit 8.1, the Company has filed a revised version of exhibit 8.1 with the Amended Registration Statement which revises clause (iii) of paragraph (3) accordingly.

Getaround Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Trip Contribution Profit and Trip Contribution Margin, page 314

6.

We note your response and related revisions to comment 23. It appears gross profit from service revenue and gross margin from service revenue for the fiscal years ended December 31, 2021 and 2020 in the non-GAAP financial measure reconciliation tabular disclosure on page 315 do not agree to the respective balances in the gross profit from service revenue tabular disclosure on the same page. Please revise.

Response: In response to the Staff’s comment, page 329 of the Amended Registration Statement has been revised accordingly.

Certain Getaround Relationships and Related Party Transactions, page 326

7.

We note your revised disclosure on page 318 that in 2022 “an immediate family member of management provided an additional $4.75 million in advance financing in anticipation of additional bridge loan financing.” Please disclose such agreement here in accordance with Item 404 of Regulation S-K or tell us why such disclosure is not required.

Response: In response to the Staff’s comment, pages 332, 342 and F-61 of the Amended Registration Statement have been revised accordingly.

InterPrivate II Acquisition Corp.

October 24, 2022

Getaround, Inc.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Costs and Expenses, page F-75

8.

We note your response to comment 27. It appears that auto insurance is a critical component of empowering your guests to access safe, affordable and insured cars. Please revise, or explain in sufficient detail your basis for excluding auto insurance expense, a direct cost, from your cost of revenue.

Response: In response to the Staff’s comment, pages 274 and 308 of the Amended Registration Statement have been revised to clarify that Getaround does not insure the cars made available on its marketplace.

We supplementally advise the Staff that, in exercising its professional judgment to determine which costs should be included in costs of revenue, Getaround’s management considered the costs of revenue to be those costs that are directly related to Getaround’s delivery of the service of connecting and facilitating the transaction between the Host and the Guest.

While every car in Getaround’s marketplace is insured and insurance is a part of its value proposition, none of the cars in the marketplace are insured by Getaround directly, and Getaround does not sell insurance policies. Hosts maintain their insurance independently and Getaround may provide supplemental liability coverage in certain regions. In other regions such as Europe, Getaround does not incur any insurance costs nor provide supplemental liability coverage as Guests purchase their insurance either directly from the Host, or from a third-party insurance provider which Getaround brokers under a license. As such, Getaround’s management deemed it appropriate to exclude insurance expenses from cost of revenue.

9.

On a related matter, please describe all costs indirectly related to sales transactions that are not properly characterized as costs of revenue, as referred to in your response, and tell us the related amounts for each period presented.

Response: We respectfully advise the Staff that all such indirectly related costs are included in the “Trip support costs” line within Getaround’s Trip contribution profit calculation and reconciliation to Gross Profit. Trip support costs, which consist of auto insurance expenses, claims support and customer relations costs, were $12.2 million and $11.4 million for the six months ended June 30, 2022 and 2021, respectively, and $23.0 million and $31.7 million for the years ended December 31, 2021 and 2020, respectively.

As a point of clarification, the reference to certain costs as “not properly characterized as costs of revenue” in the Company’s response to comment 27 was intended to convey that Getaround does not believe it would be proper for such costs, even though indirectly related to sales transactions, to be considered cost of revenue for the reasons previously stated.

10.

Given the necessity of software and hardware maintenance to keep the platform operable and generate revenue, please tell us why maintenance costs are excluded from cost of revenue. Additionally, tell us the amount of maintenance costs for software, hardware, and user experience for each period presented.

Response: We respectfully advise the Staff that the code underlying Getaround’s core platform functionality has been developed over the past decade and is in a stable operating condition, such that Getaround does not require material engineering work to keep the platform operable.

As Getaround’s software is cloud-based, the maintenance work required to keep the systems up and running is handled by its cloud hosting providers (Google and Amazon) and such associated costs are included in its cloud hosting cost of revenue line item. Getaround Connect IoT devices, once installed, do not require maintenance. Any defective device would usually be discarded, its depreciation fully accelerated, and a new device installed into the vehicle.

InterPrivate II Acquisition Corp.

October 24, 2022

We further advise the Staff that Getaround has not historically tracked maintenance costs separately between software and user experience, given the highly coupled nature of the two areas. As such, information required to address the Staff’s question with respect to maintenance cost allocation is not available.

Exhibit Index, page II-2

11.

We note your response to comment 29, as well as your revised filing fee table that proposes registering escrow shares to potentially be issued to non-redeeming shareholders of InterPrivate II Acquisition Corp. II. Please provide us with your analysis as to how such registration is consistent with the use of Form S-4, as it appears that such registration contemplates a primary issuance of shares to your shareholders outside the scope of the proposed exchange offer.

Response: Based on a telephone conversation with the Office of Chief Counsel of the Division of Corporation Finance on October 24, 2022, we have been advised that it is their interpretation that the shares to be issued to non-redeeming stockholders of the Company may be registered on Form S-4 and, therefore, we understand that this comment has been resolved.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Grant J. Levine, Esq. at (954) 768-8209 or the undersigned at (954) 768-8232.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Laurie L. Green, Esq.
Laurie L. Green, Esq.

cc: Ahmed Fattouh, Chairman and Chief Executive Officer